

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Abizer Gaslightwala
President and Chief Executive Officer
Akari Therapeutics, Plc
22 Boston Wharf Road FL 7
Boston, MA 02210

Re: **Akari Therapeutics, Plc**
Registration Statement on Form S-3
Filed July 29, 2025
File No. 333-289056

Dear Abizer Gaslightwala:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gary Emmanuel, Esq.